UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 15, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 15, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Results of the Cash Tender Offer for its U.S.$500,000,000 4.625 Per Cent. Senior Notes Due 2020 by Tata Motors Limited ("Company").

Mumbai, June 15, 2018: This is with further reference to our filing dated June 1, 2018 intimating regarding a tender offer in respect of U.S. $500,000,000 4.625 per cent Senior Notes due 2020 ("Notes"), which were listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"), inviting holders of the Notes ("Noteholders") to offer to sell for cash to the Company the Notes held by the Noteholders ("Tender Offer") and our letter Ref. No. 15059 dated June 7, 2018 intimating raising of external commercial borrowing ("ECB") to refinance a part of the principal amount of the Tender Offer. The Company has announced the the results of the Tender Offer and it has elected to extend the Settlement Date with respect to the Tender Offer to June 27, 2018 (unless shortened or further extended by the Company in its sole and absolute discretion).

The Tender Offer expired at 4:00 p.m. (London time) 8:30 pm (India time) on June 14, 2018 (the "Expiration Time"). As at the Expiration Time, U.S.$237,468,000 in aggregate principal amount of the Notes were validly tendered (and not validly revoked) pursuant to the Tender Offer (such Notes accepted by the Company for purchase, the "Offered Notes").

On the Settlement Date (as extended as provided above), the Company will pay: (i) a cash purchase price equal to 102.5% of the principal amount of U.S.$237,468,000 of Offered Notes; and (ii) Accrued Interest with respect to such Offered Notes.

The Company will pay a cash purchase price equal to 102.5% of the principal amount of U.S.$ 237,468,000 of the Offered Notes. The Company will also pay accrued interest with respect to such Notes.

Offered Notes will be cancelled by the Company. Following settlement of the Tender Offer, pursuant to which, U.S.$262,532,000 in aggregate principal amount of Notes will remain outstanding.

Capitalised or other terms used but not defined herein shall, unless the context otherwise requires, have the meanings set out in the tender offer memorandum issued by the Company dated June 1, 2018 in relation to the Tender Offer ("Tender Offer Memorandum").

We request you to take this on record, and to treat the same as compliance with the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.